EXHIBIT 16.1

September 8, 2014

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Ladies and Gentlemen:

We have read Item 4.01 of Form 8-K dated September 8, 2014, of BioScrip, Inc. and are in agreement with the statements contained in the paragraphs (a)(1) through (a)(5) on page 2 therein. We have no basis to agree or disagree with other statements of the registrant contained therein.

Regarding the registrant’s statement concerning the material weaknesses in internal control over financial reporting included in paragraph (4) in Item 4.01(a), we had considered such matters in determining the nature, timing, and extent of procedures performed in our audit of the registrant’s 2013 financial statements.

/s/ Ernst & Young LLP